SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                      FORM 10-C

                   Report by Issuer of Securities Quoted on NASDAQ
                   Inter-Dealer Quotation System Filed Pursuant to
                 Section 13 or 15(d) of the Securities Exchange Act
                   of 1934 and Rules 13a-17 and 15d-17 Thereunder


                         Shared Technologies Fairchild Inc.
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                   (Exact Name of Issuer as Specified in Charter)

                 100 Great Meadow Road, Wethersfield, CT 06109
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                      (Address of Principal Executive Offices)

                                     (860) 258-2400
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                  (Issuer's Telephone Number, Including Area Code)

                     I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

       Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

       1.   Title of security   Common Stock
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       2.   Number of shares outstanding before the change    8,740,079
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       3.   Number of shares outstanding after the change     14,740,079
                                                           -------------

       4.   Effective date of change      March 13, 1996
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       5. Method of change:

       Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)


        Merger
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       Give brief description of transaction:

       In connection with the merger of Fairchild Industries, Inc. ("FII")
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       with and into Shared Technologies Inc. ("STI"), 6,000,000 shares of
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       common stock of STI were issued to the sole shareholder of FII
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       common stock.
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                            II.  CHANGE IN NAME OF ISSUER

       1.   Name prior to change     Shared Technologies Inc.
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       2.   Name after change        Shared Technologies Fairchild Inc.
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       3.   Effective date of charter amendment changing name March 13, 1996
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       4.   Date of shareholder approval of change, if required March 13, 1996
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    Date    March 21, 1996                  /s/ Kenneth M. Dorros
            --------------                  Sr. Vice President
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                                         (Officer's Signature and Title)